Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Fuwei Films (Holdings) Co., Ltd. (“Fuwei” or “ListCo”) is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Merger contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated July 18, 2022.

The following unaudited pro forma condensed combined balance sheet combines the unaudited consolidated historical balance sheet of Baijiayun Limited (“BJY”) as of December 31, 2021 with the audited historical balance sheet of Fuwei as of December 31, 2021, giving effect to the Merger as if it had been consummated as of December 31, 2021.

The following unaudited pro forma condensed combined statement of operations and comprehensive income combines the unaudited historical statement of operations and comprehensive income of BJY for the year ended December 31, 2021 with the audited historical statement of operations of Fuwei for the year ended December 31, 2021, giving effect to the Merger as if it had occurred on January 1, 2021.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Merger, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

The historical financial statements of BJY and Fuwei have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US Dollars. The unaudited pro forma condensed combined financial statements included herein are prepared under US GAAP and presented in US Dollars. Following the consummation of the Merger, the combined entity intends to prepare its consolidated financial statements under US GAAP and present such consolidated financial statements in US Dollars.

The historical financial information of BJY was derived from the unaudited financial statements of BJY for the year ended December 31, 2021. The historical financial information of Fuwei was derived from the audited financial statements of Fuwei as of and for the for the year ended December 31, 2021, included elsewhere in this Report of Foreign Private Issuer. This information should be read together with BJY’s and Fuwei’s financial statements and related notes, and other financial information included elsewhere in this Report of Foreign Private Issuer.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

In the Merger, Fuwei will acquire 100% of the issued and outstanding equity interests of BJY. As a result, following the Merger, BJY will become a wholly-owned subsidiary of Fuwei. Upon consummation of the Merger (the “Closing”):

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into two classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares. Each ListCo Class A Ordinary Share and ListCo Class B Ordinary Share will be entitled to one vote and fifteen votes, respectively.

i)	Each BJY Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any BJY Ordinary Share held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

ii)	Each BJY Share issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled in exchange for the right to receive 0.7807324 ListCo Class B Ordinary Shares.

iii)	Each BJY Series A Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

iv)	Each BJY Series A+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

v)	Each BJY Series B Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

vi)	Each BJY Series B+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

vii)	Each BJY Series C Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series C Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

viii)	Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time (other than any warrant held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd) will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

ix)	Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class B Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

x)	Each BJY Share held by BJY as treasury share or owned by ListCo or Merger Sub or any other wholly owned subsidiary of ListCo or Merger Sub will be automatically cancelled and cease to exist.

xi)	Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be re-classified and re-designated as one ListCo Class A Ordinary Share.

xii)	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Entity.

Upon consummation of the Merger, the existing BJY shareholders and existing Fuwei shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of Fuwei on a fully diluted and as converted basis.

The Merger will be accounted for as a reverse acquisition in accordance with US GAAP. Under this method of accounting, Fuwei will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on BJY comprising the ongoing operations of the combined entity, BJY senior management comprising the senior management of the combined company, and the former holders of BJY having a controlling interest in terms of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of BJY issuing stock for the net assets of Fuwei, accompanied by a recapitalization. The net assets of Fuwei will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of BJY.

Pro Forma Condensed Combined Statement of Financial Position

As of Dec 31, 2021 (all amounts in US$ thousand)

	Note A	Note B	Pro Forma Adjustments
	BJY	Fuwei	Adjustment	Note	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,020	39,326	(503)	3	52,843
Restricted cash	14,154	4,440	-		18,594
Short-term investments	22,048	-	-		22,048
Account receivables, net	15,685	4,586	-		20,271
Advance to supplies	-	1,245	-		1,245
Prepayments	7,923	188	-		8,111
Prepayment - related party	347	-	-		347
Inventories	3,467	5,564	-		9,031
Deferred contract costs	7,953	-	-		7,953
Due from related parties	2	-	-		2
Prepaid expenses and other current assets	2,435	-	-		2,435
Deferred tax assets - current	-	180	-		180
Total current assets	88,034	55,529	(503)		143,060

Non-current assets
Property, plant and equipment	625	16,779	-		17,404
Intangible assets, net	1,350	-	-		1,350
Operating lease right of use assets	1,385	-	-		1,385
Deferred tax assets	321	36	-		357
Lease prepayment, net	-	2,304	-		2,304
Long-term deposits	227	-	-		227
Long-term investments	13,867	-	-		13,867
Other non-current assets	417	-	-		417
Total assets	106,226	74,648	(503)		180,371

LIABILITIES, MEZANINE EQUITY AND DEFICITS

Current liabilities
Deposit payables	11,769	-	(11,769)	1	-
Accounts and note payable	27,176	11,415	-		38,591
Accounts and notes payable-related parties	48	-	-		48
Advance from customers	7,116	1,204	-		8,320
Advance from customers - related party	1,340	-	-		1,340
Income tax payables	22	-	-		22
Deferred revenue	452	-	-		452
Deferred revenue - related party	115	-	-		115
Due to related parties	39	-	-		39
Short-terms loans	-	10,200	-		10,200
Operating lease liabilities, current	630	-	-		630
Accrued expenses and other liabilities	4,949	1,801	-		6,750
Total current liabilities	53,656	24,620	(11,769)		66,507

Non-current liabilities
Operating lease liabilities, noncurrent	667	-	-		667
Deferred tax liabilities	-	281	-		281
Total non-current liabilities	667	281	-		948

Total liabilities	54,323	24,901	(11,769)		67,455

Commitments and contingencies	-	-	-		-

MEZANINE EQUITY

Series Seed convertible redeemable preferred shares	1,133	-	(1,133)	1	-
Series A convertible redeemable preferred shares	3,208	-	(3,208)	1	-
Series A-1 convertible redeemable preferred shares	6,758	-	(6,758)	1	-
Series A-2 convertible redeemable preferred shares	4,721	-	(4,721)	1	-
Series A-3 convertible redeemable preferred shares	4,935	-	(4,935)	1	-
Series B convertible redeemable preferred shares	24,139	-	(24,139)	1	-
Series B+ convertible redeemable preferred shares	12,921	-	(12,921)	1	-
Total Mezzanine Equity	57,815	-	(57,815)		-

Ordinary shares	4	-	(4)	1	-
Registered capital	-	2,091	(2,091)	4	-

Class A	-	-	22,785	1	24,480
			1,695	4
Class B	-	-	28,330	1	28,330
Additional paid-in capital	6,918	48,945	18,474	1	72,940
			(1,289)	2
			(503)	3
			395	4
Statutory reserve	19	5,875	(5,875)	2	19
Accumulated deficit	(13,095)	(7,296)	7,296	2	(13,095)
Accumulated other comprehensive loss	(129)	132	(132)	2	(129)
Total shareholder’ deficit attributable to the Company	(6,283)	49,747	69,081		112,545

Non-controlling interest	371	-	-		371

Total shareholders' Deficits	(5,912)	49,747	69,081		112,916

Total liabilities, mezzanine equity and shareholders' deficit	106,226	74,648	(503)		180,371

Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss

Year Ended December 31, 2021 (all amounts in US$ thousand)

	Note A	Note B	Proforma adjustment
	BJY	Fuwei	Adjustment	Note	Pro Forma Combined
Net sales	58,928	62,266	-		121,194
Cost of revenues	(38,8420	(38,901)	-		(77,743)
Gross profit	20,086	23,365	-		43,451

Operating expenses
Selling and marketing expenses	8,342	3,249	-		11,591
General and administrative expenses	6,105	5,245	-		11,350
Research and development expenses	13,500	-	-		13,500
Total operating costs	27,947	8,494	-		36,441

Operating (loss) income	(7,861)	14,871	-		7,010

Other income (expenses)
Interest (expenses) income	246	12	-		258
Investment income	909	-	-		909
Loss from equity method investment	110	-	-		110
Other income, net	564	61	-		625
Total other income (expenses)	1,830	73	-		1,902

Net (loss) income before income tax	(6,032)	14,944	-		8,912
Income tax expenses	241	(944)	-		(703)
Net (loss) income	(5,791)	14,000	-		8,209
Other comprehensive (loss) income
Foreign currency translation adjustment	(50)	-	-		(50)
Comprehensive income (loss)	(5,841)	14,000	-		8,159
Less: Comprehensive income attributable to non-controlling interest	247	-	-		247
Comprehensive income available to the Company	(6,088)	14,000	-		7,912
Accretion of convertible redeemable preferred shares	(3,444)	-	3,444	1	-
Deemed dividend to convertible redeemable preferred shareholders	(47)	-	47	2	-
Comprehensive income (loss) attributable to the Company	(9,579)	14,000	3,491		7,912

Net earnings (loss) per share Basic		4.29			0.08
Net earnings (loss) per share Diluted		4.29			0.08

Basic net earnings (loss)
Weighted average number of common shares outstanding-basic		3,265,837	98,484,848		101,750,685
Weighted average number of common shares outstanding-basic		3,265,837	98,484,848		101,750,685

Pro Forma Adjustments to the unaudited December 31, 2021 Condensed Combined Balance Sheet

(A)	Derived from the unaudited balance sheet of BJY as of December 31, 2021
(B)	Derived from the audited balance sheet of Fuwei as of December 31, 2021

(1)	To reflect the recapitalization of BJY through the issuance of 98,484,848 shares of Fuwei common stock.
(2)	To eliminate the historical statutory reserve, accumulated deficit and accumulated other comprehensive loss of Fuwei of $5,875,000, $7,296,000 and $132,000 respectively, the accounting acquiree.
(3)	To reflect the cash payment of estimated legal, financial advisory, accounting, printing and other professional fees and expenses incurred in connection with the Acquisition.
(4)	To reflect by re-designating and re-classifying all the 3,265,837 authorized and issued and outstanding Shares for Fuwei's shareholders as 3,265,837 Class A ordinary shares of a par value of US$0.519008 each (“Class A Ordinary Shares”) on a 1:1 basis.

Pro Forma Adjustments to the unaudited December 31, 2021 Condensed Combined Income Statement

(A)	Derived from the unaudited income statement of BJY for the year ended December 31, 2021
(B)	Derived from the audited income statement of Fuwei for the year ended December 31, 2021

(1)	Adjustment to remove the accretion to convertible redeemable preferred shares which were issued by BJY, as if the transfer occurred on January 1, 2021.
(2)	adjustment to remove the dividend to convertible redeemable preferred shareholders which were issued by BJY, as if the exchange occurred on January 1, 2021.